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July 1, 2019

Via Edgar Mr. Ryan Sutcliffe U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Steward Funds, Inc. (the “Registrant”) Registration Nos. 002-28174 and 811-01597

Dear Mr. Sutcliffe:

On behalf of the Registrant, this letter is in response to the comments you relayed during our June 21, 2019 telephone conference regarding the Securities and Exchange Commission (the “Commission”) staff’s review of the Registrant’s preliminary proxy statement on Schedule 14A filed on June 12, 2019 (the “Preliminary Proxy Statement”). Any terms not defined herein have the same meanings as given to them in the Preliminary Proxy Statement. Set forth below are the staff’s comments and the Registrant’s responses.

General

1.	Comment: Please revise the Preliminary Proxy Statement, to the extent practicable, to (1) eliminate repetitive disclosure, (2) make key disclosure more prominent, and (3) make the disclosure more concise and consistent with plain English writing principles. In addition, please revise any forward-looking statements to account for the potential of both positive and negative future outcomes with respect to the Funds.

Response: The Registrant believes it has made a good faith attempt to revise the narrative disclosures and the structure of the Proxy Statement to address the staff’s comments.

2.	Comment: For the staff’s information, please confirm supplementally that all bracketed information will be completed prior to solicitation, including final dates for the “Dear Shareholder” letter, Notice of Special Meeting of Shareholders and mailing of the Proxy Statement.

Response: The Registrant confirms that all bracketed information will be completed prior to solicitation.

Questions and Answers

3.	Comment: Under “Why am I being asked to approve the Proposal?” with respect to Proposal 1 in the “Questions and Answers” section, please clarify the length of the term of office of the Funds’ Directors.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

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Mr. Ryan Sutcliffe

July 1, 2019

4.	Comment: In the first paragraph under “Why am I being asked to approve the Proposal?” with respect to Proposal 2 in the “Questions and Answers” section, please disclose the possibility that assets of the Funds may not grow or may decrease in the future.

Response: The Registrant has revised the disclosure and similar disclosures in response to the staff’s comment.

5.	Comment: Under “Why am I being asked to approve the Proposal?” with respect to Proposal 2 in the “Questions and Answers” section, please revise the first sentence of the third paragraph to describe the reorientation of the Funds’ business in plain English. In addition, please include a concise statement of the benefits shareholders may receive from the changes in the Funds’ business.

Response: The Registrant has revised the disclosure and similar disclosures in response to the staff’s comment.

6.	Comment: In the third paragraph under “Why am I being asked to approve the Proposal?” with respect to Proposal 2 in the “Questions and Answers” section, please clarify what is meant by “current industry practices”. In addition, for the staff’s information, please explain supplementally what you consider to be “peer funds” of the Funds and why.

Response: The Registrant has revised the disclosure to remove the references to “current industry practices” and “peer funds”.

7.	Comment: In the fourth paragraph under “Why am I being asked to approve the Proposal?” with respect to Proposal 2 in the “Questions and Answers” section, please revise the last sentence to describe the changes to the fee breakpoint schedules for all Funds under the New Agreements.

Response: The Registrant has revised the disclosure and similar disclosures in response to the staff’s comment.

8.	Comment: Under “Will the services provided and fees charged by the Adviser change under the New Advisory Agreement?” with respect to Proposal 2 in the “Questions and Answers” section, please revise the disclosure to make the information regarding changes in fees more prominent.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

9.	Comment: Under “What will happen if shareholders do not approve the New Advisory Agreement?” with respect to Proposal 2 in the “Questions and Answers” section, please clarify what actions the Board may take in the event shareholders of one or more Funds do not approve the New Advisory Agreement.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Mr. Ryan Sutcliffe

July 1, 2019

10.	Comment: Under “Will my vote make a difference?” in the “Questions and Answers” section, please consider revising the second sentence.

Response: The Registrant has deleted the sentence in response to the staff’s comment.

Notice of Special Meeting of Shareholders

11.	Comment: In the Notice of Special Meeting of Shareholders, please provide the URL address for the web page on which the Notice of Special Meeting of Shareholders, the Proxy Statement and the Form of Proxy Card are available, rather than the URL address for the home page of the Funds’ website.

Response: The links to the above-mentioned documents are prominently placed on the Funds’ website, www.stewardfunds.com. The Registrant has revised the disclosure to include a parenthetical indicating to shareholders the location of these links on the website in response to the staff’s comment.

12.	Comment: If applicable, please revise the Notice of Special Meeting of Shareholders to indicate that the annual report for the Funds for the fiscal year ended April 30, 2019 has been mailed separately to shareholders.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Proxy Statement

13.	Comment: Please include the approximate mailing date for the Proxy Statement on page 1 of the Proxy Statement, as required by Item 1(b) of Schedule 14A.

Response: The Registrant has moved the responsive disclosure to page 1 of the Proxy Statement in response to the staff’s comment.

14.	Comment: Under “Voting Procedures” on page 2 of the Proxy Statement, please clarify whether proxy holders have discretion to vote to adjourn the Meeting.

Response: The Registrant’s By-Laws give any officer of the Funds present and entitled to preside or act as Secretary of the Meeting authority to adjourn the Meeting with respect to any business or Proposal. Therefore, the Funds will not request that proxy holders vote to adjourn the Meeting. The Registrant has revised the disclosure accordingly to delete that proxy holders have discretion to vote to adjourn the Meeting.

15.	Comment: For the staff’s information, please explain supplementally the source of the quorum requirement for Proposal 2. The staff notes that, although the required vote for Proposal 2 would require more than 50 percent of each Fund’s outstanding voting securities to be present or represented by proxy at the Meeting, a quorum for Proposal 2 requires only one-third of the shares of each Fund to be present or represented by proxy.

Response: The source of the quorum requirement is Article II, Section 5 of the Registrant’s By-Laws, which states:

Mr. Ryan Sutcliffe

July 1, 2019

“The presence at any stockholders’ meeting, in person or by proxy, of stockholders of one third of the shares of the stock of the Corporation thereat shall be necessary and sufficient to constitute a quorum for the transaction of business, except for any matter which, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of stock, in which case the presence in person or by proxy of stockholders of one third of the shares of stock of each class required to vote as a class on the matter shall constitute a quorum.”

16.	Comment: In the first paragraph of page 3 of the Proxy Statement, please revise the disclosure to describe in plain English the impact of broker non-votes on the required number of votes to approve a Proposal to adjourn the Meeting.

Response: As noted above, the Registrant’s By-Laws give any officer of the Funds present and entitled to preside or act as Secretary of the Meeting authority to adjourn the Meeting with respect to any business or Proposal. Therefore, the Funds will not request that proxy holders vote to adjourn the Meeting. The Registrant has revised the disclosure accordingly to delete the sentence regarding broker non-votes and the adjournment of the Meeting.

17.	Comment: Under “Proposal 1 – Election of Directors” on page 4 of the Proxy Statement, please clarify the length of the term of office of the Funds’ Directors.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

18.	Comment: Under “Proposal 1 – Election of Directors” on page 4 of the Proxy Statement, please disclose what actions the Board may take in the event one or more Director Nominees are not elected to the Board by shareholders.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

19.	Comment: The staff notes that, under “Independent Director Nominees” on page 6 of the Proxy Statement, it states that “Mr. Rossi was recommended as a Nominee by an interested Director of the Funds.” Please disclose the name of the interested Director who recommended Mr. Rossi as a Nominee and, if applicable, whether such recommendation was made pursuant to any arrangement or understanding between Mr. Rossi and any Director or officer of the Funds.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

20.	Comment: Please disclose the term of office of each Director and officer of the Funds in the tables provided on pages 9 through 11 of the Proxy Statement, as required by Item 22(b)(1) of Schedule 14A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

21.	Comment: Please disclose Richard L. Peteka’s position with SCP Private Credit Income BDC LLC, as disclosed in the table on page 9 of the Proxy Statement, in the biographical information provided for Mr. Peteka on page 7 of the Proxy Statement.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Mr. Ryan Sutcliffe

July 1, 2019

22.	Comment: To the extent practicable, please provide the information under “Security Ownership” on page 12 of the Proxy Statement as of a more recent date.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

23.	Comment: Please amend the disclosures under “The Nominating Process” on page 5 of the Proxy Statement and “Shareholder Communications with the Board” on page 14 of the Proxy Statement to address the requirements of Item 22(b)(15)(ii)(A) of Schedule 14A.

Response: The Registrant has revised the disclosure under the section of the Proxy Statement entitled “The Nominating Process” in response to the staff’s comment. The Registrant believes the revised disclosures conform with the requirements of Item 22(b)(15)(ii)(A) of Schedule 14A.

24.	Comment: Under “Investment Adviser” on page 16 of the Proxy Statement, please state the names and addresses of all parent companies of the Adviser and show the basis of control of the Adviser and each parent company by its immediate parent company, as required by Item 22(c)(3) of Schedule 14A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

25.	Comment: Under “Background Regarding Proposal” on pages 16 through 18 of the Proxy Statement, please describe in additional detail (1) Crossmark’s efforts since 2015 to reorient the Funds’ business and (2) how the Funds’ business has changed since 2015 as a result of such efforts.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

26.	Comment: For the staff’s information, please provide supplementally the comparative fund data provided by the independent third party provider, as described under “Background Regarding Proposal” on page 17 of the Proxy Statement. In addition, please disclose the name of the independent third party provider in the same section.

Response: The requested comparative fund data from Broadridge Financial Solutions, Inc. has been provided to the staff. In addition, the Registrant has revised the disclosure and similar disclosures in response to the staff’s comment.

27.	Comment: Under “Fee Increases for Steward Global Equity Income Fund and Steward Covered Call Income Fund” on page 24 of the Proxy Statement, please revise the last sentence of the first paragraph to add “as measured” before “since inception”.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

28.	Comment: Please put the “Example” heading in bold type-face for each of the expense examples on pages 27 through 35 of the Proxy Statement, as required by Item 3 of Form N-1A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Mr. Ryan Sutcliffe

July 1, 2019

29.	Comment: For the staff’s information, please confirm supplementally that the information in the expense examples for Steward Covered Call Income Fund on pages 35 and 36 is correct, or revise the disclosure as necessary.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

30.	Comment: Please revise the following statement under “Economies of Scale” in the “Board Considerations Regarding Approval of New Advisory Agreement” section on page 44 of the Proxy Statement to describe the Board’s conclusion in plain English:

“Based upon the information considered, the Board concluded that the proposed investment advisory fee rate schedule for each Fund under the New Advisory Agreement reflects an appropriate level of sharing of any economies of scale that may exist in the management of the Funds.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

31.	Comment: For the staff’s information, please provide supplementally the Form of Proxy Card to be included with the definitive proxy statement.

Response: The Form of Proxy Card has been provided to the staff and will be included with the filing of the definitive proxy statement.

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten

cc:	Vincent DiStefano (Securities and Exchange Commission) Jim A. Coppedge (Steward Funds, Inc.) Patricia Mims (Steward Funds, Inc.) James A. Arpaia (Vedder Price P.C.) Jake W. Wiesen (Vedder Price P.C.)